Exhibit 99.1

Kenon Holdings Reports Q2 2020 Results and Additional Updates

Singapore, September 2, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2020 and additional updates to its businesses.

Key Highlights

Kenon

•	In September 2020, Kenon’s Board approved a cash dividend of approximately $120 million ($2.23 per share), subject to shareholder approval.

•	Kenon’s net profit was $278 million in Q2 2020, as compared to a net loss of $7 million in Q2 2019.

OPC

•	OPC’s revenue was $76 million in Q2 2020, as compared to revenue of $85 million in Q2 2019.

•	OPC’s net loss was $5 million in Q2 2020, as compared to zero in Q2 2019.

•	OPC’s EBITDA[1] was $11 million in Q2 2020, as compared to $18 million in Q2 2019.

ZIM

•	ZIM's net profit was $25 million in Q2 2020, as compared to $5 million in Q2 2019.

Discussion of Results for the Three Months ended June 30, 2020

Kenon’s consolidated results of operations from its operating companies are essentially comprised of the consolidated results of OPC Energy Ltd. (“OPC”). The results of Qoros Automotive Co., Ltd. (“Qoros”) (until we reduced our stake in Qoros to 12% on April 29, 2020) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated September 2, 2020 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; and summary operational and financial information of OPC and its subsidiaries.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	Q2 2020	Q2 2019
	$ millions
Revenue	76	85
Cost of sales (excluding depreciation and amortization)	59	64
Finance expenses, net	9	10
Net loss	5	-
EBITDA	11	18

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated September 2, 2020 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

Revenue
	For the three months ended June 30,
	2020	2019
	$ millions
Revenue from energy generated by OPC and sold to private customers	52	56
Revenue from energy purchased by OPC and sold to private customers	3	5
Revenue from private customers in respect of infrastructures services	17	19
Revenue from energy sold to the System Administrator	-	1
Revenue from sale of steam	4	4
Total	76	85

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2020, as published by the EA in January 2020, is NIS 0.2678 per KW hour. In 2019, the weighted-average generation component tariff was NIS 0.2909 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

In Q2 2020, the System Administrator instructed OPC-Rotem to lower its dispatch. In order to supply the full amount of electricity to customers, OPC-Rotem purchased electricity from IEC at the price of OPC-Rotem’s generation cost.

•
Revenue from energy generated by OPC and sold to private customers – decreased by $4 million in Q2 2020, as compared to Q2 2019. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $3 million. Excluding the impact of exchange rate fluctuations, such revenues decreased by $7 million primarily as a result of (i) a $5 million decrease in revenues due to the decrease in electricity tariffs in January 2020, and (ii) a $3 million decrease due to a declined in availability as a result of technical inspection of the Rotem power plant, partially offset by a $2 million increase in revenues due to an increase in the average electricity selling price.

•	Revenue from energy purchased by OPC and sold to private customers – decreased by $2 million in Q2 2020, as compared to Q2 2019, primarily due to lower energy consumption.

•
Revenue from private customers in respect of infrastructures services – decreased by $2 million in Q2 2020, as compared to Q2 2019, primarily as a result of (i) a $1 million decrease due to a decrease in infrastructure services tariffs in January 2020, and (ii) a $1 million decrease due to lower energy consumption.

Cost of Sales (Excluding Depreciation and Amortization)
	For the three months ended June 30,
	2020	2019
	$ millions
Natural gas and diesel oil consumption	29	34
Payment to IEC for infrastructure services and purchase of electricity	24	24
Natural gas transmission	2	2
Operating expenses	4	4
Total	59	64

•
Natural gas and diesel oil consumption – decreased by $5 million in Q2 2020, as compared to Q2 2019, primarily as a result of (i) a $5 million decrease due to lower generation as a result of the lower dispatch by the System Administrator as discussed above, and technical inspection of the Rotem plant, and (ii) a $1 million decrease due to lower gas price as a result of the decrease in the generation component tariffs and exchange rate.

Liquidity and Capital Resources

As of June 30, 2020, OPC had cash and cash equivalents and short-term deposits of $145 million (including debt service reserves of $59 million), and total outstanding consolidated indebtedness of $736 million, consisting of $48 million of short-term indebtedness, including the current portion of long-term indebtedness, and $688 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Update on the OPC-Hadera Plant

In July 2020, the Electricity Authority granted OPC-Hadera a generation license and a supply license with a capacity of 144MW, and the Hadera power plant began commercial operations. The licenses are for a period of 20 years, and can be extended by an additional 10 years. OPC-Hadera invested a total approximately NIS 0.9 billion (approximately $260 million) in the construction of the Hadera power plant (including the energy center).

During the upcoming year, the Hadera power plant’s EPC contractor is expected to replace or refurbish certain components of the Hadera power plant’s gas turbines, over a cumulative period of approximately one month. During this period, the power plant is expected to operate on a partial basis.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel.

As of June 30, 2020, OPC had invested an aggregate of NIS 470 million (approximately $136 million) in the Tzomet project.

Due to the continued restrictions in Israel and worldwide as a result of the spread of COVID-19, and the need for teams and equipment from overseas, OPC estimates that the construction of the Tzomet power plant will be completed in the first quarter of 2023.

Bond Issuance

In April 2020, OPC issued NIS 400 million (approximately $115 million) of debentures (Series B).

Qoros

Qoros Sales

Qoros sold approximately 2,400 cars in Q2 2020, compared to approximately 6,500 cars in Q2 2019.

ZIM

Discussion of ZIM’s Results for Q2 2020

ZIM’s revenue decreased by 5% in Q2 2020 to $795 million, as compared to $834 million in Q2 2019. ZIM carried approximately 641 thousand TEUs in Q2 2020, representing a 12% decrease as compared to Q2 2019, in which ZIM carried approximately 731 thousand TEUs. The average freight rate per TEU in Q2 2020 was $1,071 per TEU, as compared to $993 per TEU in Q2 2019, representing an 8% increase. ZIM’s operating expenses decreased by 13% to $624 million in Q2 2020, as compared to $719 million in Q2 2019, primarily as a result of (i) a $38 million decrease in cargo handling expenses, (ii) a $30 million decrease in bunker expenses and (iii) a $25 million decrease in vessel lease expenses and slot purchases. ZIM's net profit was $25 million in Q2 2020, as compared to $5 million in Q2 2019.

Additional Kenon Updates

Kenon’s Net Profit

Kenon’s net profit was $278 million in Q2 2020, largely as a result of gains following completion of the sale of half of its remaining interest in Qoros in April 2020.

Sale of Primus Green Energy Assets

On August 8, 2020 Primus Green Energy Inc. (“PGE”) sold substantially all of its assets to Bluescape Clean Fuels LLC for $1.6 million.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2020, Kenon’s unconsolidated cash balance was $251 million. There is no material debt at the Kenon level.

In September 2020, Kenon’s Board approved a cash dividend of approximately $120 million, or $2.23 per share, subject to shareholder approval. Accordingly, Kenon will be convoking an extraordinary general meeting (“EGM”) at which Kenon’s shareholders will be asked to approve the distribution of the dividend to its shareholders. A notice of EGM will be published, and a proxy solicitation will be commenced, on or about September 22, 2020. The EGM will be held on or about October 21, 2020. Further information on the proposed dividend will be included in a Proxy and Information Statement. Following payment of the dividend, Kenon will retain cash of approximately $131 million.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 28, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total receivable as at June 30, 2020 including principal and accrued interest is $212 million). The deferred payment is subject to tax.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:

•	OPC Energy (70% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (12% interest) – a China-based automotive company; and
•	ZIM (32% interest) – an international shipping company.

For further information on Kenon’s businesses, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the declaration of a dividend and about the convocation of an EGM, as well as statements relating to the Tzomet project, including expected installed capacity, cost, and expected timing for completion of the project and the expected impact on the project of the COVID-19 pandemic and measures taken to address the pandemic and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to a potential failure to complete the development and reach commercial operation of the Tzomet project on a timely basis, within the expected budget, or at all, including risks related to costs associated with delays in reaching commercial operation and other risks and factors including the impact of the COVID-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186